Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

Via EDGAR

March 31, 2009

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:      Form 10-K for fiscal year ended January 31, 2008
Forms 10-Q for the periods ended April 30, 2008, July 31, 2008, and October 31, 2008
Schedule 14A filed April 21, 2008
File No. 1-13026

Dear Mr. Decker:

We submit the following in response to your comment letter dated March 30, 2009 to Mr. Robert H. Barghaus, Vice President and Chief Financial Officer of Blyth, Inc. (the “Company”), relating to the above documents filed with the Securities and Exchange Commission.

For ease of reference, we have repeated your comments in bold immediately preceding our responses.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

Financial Statements

General

1.
We note your response to prior comment 1 in our letter dated March 5, 2009.  Regarding the annual incentive trips and bonuses which are recorded as compensation within selling expense, please disclose in future filings the related amounts for each period presented to provide comparability among registrants who may include such expenses within cost of goods sold.

Response

We will disclose in future filings in the significant accounting policies to our financial statements, under the caption "Promotional Offers to Independent Consultants, Guests and Hostesses", the amount of the costs of the annual incentive trips and bonuses included within selling expenses for each period presented in our financial statements.  For example, in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009 that we expect to file in early April 2009, we will disclose the amount of these costs for each of the three fiscal years ended January 31, 2007, 2008 and 2009.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2008

Note 2 – Business Acquisitions, page 8

2.
We note your response to prior comment 3 in our letter dated March 5, 2009. Given the significant management judgment involved in determining that you control ViSalus despite the fact that you do not have a majority voting interest, please expand your disclosures to highlight the information you provided in this response as well as your response to prior comment 16 in our letter dated January 28, 2009.  To the extent that ViSalus’s revenues and expenses impact the trends of your post-acquisition consolidated results, disclose and discuss ViSalus’s results.

Response

We will, in future filings, expand our disclosure to highlight the information that we have taken into account in determining that we control ViSalus, despite the fact that we do not have a majority voting interest.

We proposed to add the following language to the note to our financial statements that discusses “Business Acquisitions":

The Company has accounted for the acquisition of ViSalus as a business combination under SFAS No. 141 “Business Combinations”.  The Company analyzed the criteria for consolidation in accordance with ARB No. 51 “Consolidated Financial Statements” and its supporting literature, and has determined it has control of ViSalus based on the following factors.  ViSalus is currently majority owned collectively by Blyth and RAM (which is substantially owned by our Chief Executive Officer and members of his immediate family).  Moreover, we have taken into account the composition of ViSalus’s six-member board of managers, two of whom are our executive officers, one of whom is a principal of RAM, two of whom are founders and executive officers of ViSalus and one of whom is independent.  Moreover, Blyth and RAM together control ViSalus’s compensation committee and control the compensation of the two ViSalus executive officers who serve on ViSalus’s board of managers.  Consequently, five of the six members of ViSalus’s board of managers may be deemed to operate under our influence.  We have also taken into account ViSalus’s governing documents, which afford us significant rights with respect to major corporate actions and the right to force the other owners of ViSalus’s equity instruments to sell them in some corporate transactions.  Finally, we considered the mechanisms that are in place to permit us to purchase the remaining minority interest in ViSalus over the next several years.

* * * * * * * * * * * * * * * * * *

We hope that the foregoing will be satisfactory to you, and we look forward to receiving any further comments or suggestions that you may have.

Blyth, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Robert H. Barghaus Vice President and Chief Financial Officer